Exhibit 99.3

The Instructions accompanying this Letter of Transmittal (as defined below) should be read carefully before this Letter of Transmittal is completed. You are strongly urged to read the accompanying management information circular before completing this Letter of Transmittal.

This Letter of Transmittal is for use only by registered shareholders of Orla Mining Ltd. in connection with the Plan of Arrangement (as defined below) involving Orla Mining Ltd., its securityholders, and Equinox Gold Corp. Shareholders whose common shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing those common shares and should follow the instructions of such nominee in order to deposit their common shares.

This Letter of Transmittal must be validly completed, duly executed and returned to the depositary in relation to the Arrangement (as defined below), Computershare Investor Services Inc. It is important that you validly complete, duly execute and return this Letter of Transmittal on a timely basis in accordance with the instructions contained herein.

LETTER OF TRANSMITTAL

FOR COMMON SHARES

OF

ORLA MINING LTD.

TO:	ORLA MINING LTD.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary”)

AND TO:	EQUINOX GOLD CORP.

This Letter of Transmittal (“Letter of Transmittal”) is for use by registered holders (“Registered Shareholders”) of common shares (“Orla Shares”) in the capital of Orla Mining Ltd. (“Orla”) in connection with the proposed plan of arrangement (as it may have been or may subsequently be amended, restated, supplemented or modified from time to time, the “Plan of Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “Arrangement”) involving, among others, Orla, holders of Orla Shares (“Orla Shareholders”) and Equinox Gold Corp. (“Equinox”).

Pursuant to the Arrangement, beginning at the effective time of the Arrangement (the “Effective Time”), in accordance with the Plan of Arrangement, Equinox will acquire all of the issued and outstanding Orla Shares (other than Dissent Shares) in exchange for newly-issued common shares of Equinox (such shares referred to as the “Consideration Shares”) and US$0.0001 in cash (the “Cash Consideration”). If the Arrangement is completed, Registered Shareholders (other than Dissenting Shareholders) who have properly completed, duly executed and delivered this Letter of Transmittal, the certificates and/or direct registration system (“DRS Advice”) representing the Orla Shares and all other required documents to the Depositary will receive, in exchange for each of their Orla Shares, 1.00 Consideration Share, subject to adjustment in accordance with Section 3.10 of the Plan of Arrangement and the Cash Consideration (together, the “Consideration”), all as set forth in further detail in the management information circular of Orla dated June 19, 2026 (as the same may be amended, restated, supplemented or modified from time to time, the “Information Circular”) ..

Copies of the Information Circular, the arrangement agreement dated May 12, 2026 between Orla and Equinox and the Plan of Arrangement (and any amendments thereto) may be accessed under Orla’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at http://www.sec.gov. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular. You are encouraged to read the Information Circular in its entirety.

Completion of the Arrangement is subject to the satisfaction or waiver of certain conditions. No Consideration will be issued nor paid to Orla Shareholders prior to the Effective Time of the Arrangement, as set forth in the Plan of Arrangement which is appended to the Information Circular as Appendix D.

Please note that the delivery of this Letter of Transmittal, together with the certificate(s) and/or DRS Advice(s) representing your Orla Shares, as applicable, does not constitute a vote in favour of the Arrangement Resolution at the Meeting. To exercise your right to vote at the Meeting, you must attend such Meeting in person or complete and return the form of proxy that accompanied the Information Circular by the proxy deadline set forth therein, in accordance with the instructions provided in the Information Circular.

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by Orla Shareholders that do not hold their Orla Shares in their own name and whose Orla Shares are held through an Intermediary (as defined below) (the “Non-Registered Shareholders”). A Non-Registered Shareholder does not have Orla Shares registered in its name; rather, such Orla Shares are registered in the name of a broker, investment dealer, bank, trust company, nominee or other intermediary (each, an “Intermediary”) through which it purchased the shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. If you are a Non-Registered Shareholder, you should contact your Intermediary for instructions and assistance in receiving the Consideration for such Orla Shares.

Subject to applicable law and in compliance with Section 5.3 of the Plan of Arrangement, a holder of any certificate and/or DRS Advice formerly representing Orla Shares shall be entitled to, in addition to the Consideration, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Consideration Shares, if any, without interest, in respect of such holder’s Consideration. For greater certainty, no dividend or other distribution declared or paid after the Effective Time with respect to Consideration Shares shall be delivered to the holder of any certificate and/or DRS Advice formerly representing Orla Shares unless and until such holder has properly deposited the holder’s Orla Shares with the Depositary in compliance with the provisions of Section 5.3 of the Plan of Arrangement.

In no event shall any holder of Orla Shares be entitled to a fractional Consideration Share and no cash will be paid in lieu thereof. Where the aggregate number of Consideration Shares to be issued to a former Orla Shareholder as consideration under or as a result of this Arrangement would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares shall be rounded down to the nearest whole number, and no such former Orla Shareholder will be entitled to any compensation in respect of a fractional Consideration Share.

In order to receive the Consideration that a Registered Shareholder is entitled to receive pursuant to the Arrangement, Registered Shareholders are required to deposit the certificate(s) and/or DRS Advice(s) representing their Orla Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) and/or DRS Advice(s) for Orla Shares deposited with the Depositary.

Each Registered Shareholder must complete Box D. To avoid potential backup withholding, each U.S. Shareholder (as defined below) which is a “U.S. person” (as defined in Instruction 7 below) should complete and submit a United States Internal Revenue Service (“IRS”) Form W-9. See Instruction 7. To avoid potential backup withholding, each U.S. Shareholder who provides an address in Box A or Box B that is located within the United States or any territory or possession thereof and is not a “U.S. person” (as defined in Instruction 7 below) should complete and submit the appropriate IRS Form W-8. See Instruction 7. Each U.S. Shareholder is urged to consult its own tax advisors to determine whether it is exempt from backup withholding tax requirements and to determine the proper form to be used to avoid potential backup withholding tax. A current IRS Form W-9 is included in this Letter of Transmittal; the applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-instructions.

On the exchange of Orla Shares for the Consideration, certain “Eligible Holders” may wish to make a joint election with Equinox pursuant to subsection 85(1) or 85(2) of the Income Tax Act (Canada) (the “Tax Act”) and the corresponding provision of any applicable provincial tax legislation (a “Section 85 Tax Election”) to obtain a full or partial tax deferral in respect of the disposition of Orla Shares. Registered Shareholders should carefully read the section entitled “Certain Canadian Federal Income Tax Considerations” in the Information Circular and consult their own tax advisors to determine if making a Section 85 Tax Election may be desirable in their particular circumstances.

Each Eligible Holder who wishes to make a Section 85 Tax Election must indicate that they intend to make a Section 85 Tax Election and want to receive a tax instruction letter (a “Tax Instruction Letter”) as set out in Box E of this Letter of Transmittal. Each Eligible Holder who wishes to make a Section 85 Tax Election must follow the procedures set out in the Tax Instruction Letter and must provide the necessary information in accordance with the procedures set out in the Tax Instruction Letter within 120 days following the Effective Date. The information will include, among other things, the number of Orla Shares transferred, the Consideration received and the applicable Elected Amount for the purposes of such election. Equinox agrees to make a Section 85 Tax Election only with an Eligible Holder who provides the necessary information in accordance with the procedures set out in the Tax Instruction Letter within 120 days following the Effective Date, and at the Elected Amount subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation).

Eligible Holders who do not deliver the required information in accordance with the procedures set out in the Tax Instruction Letter within 120 days after the Effective Date may not be able to make a Section 85 Tax Election and therefore may not benefit from the income tax deferral provisions of the Tax Act (or any applicable provincial tax legislation). Eligible Holders who wish to make a Section 85 Tax Election with Equinox should give their immediate attention to this matter.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of Orla Shares and, subject to the ultimate expiry deadline identified below and set out in the Plan of Arrangement, will only be entitled to receive the Consideration to which the undersigned is entitled under the Arrangement.

REGISTERED SHAREHOLDERS WHO DO NOT DELIVER CERTIFICATES AND/OR A DRS ADVICE REPRESENTING THEIR ORLA SHARES AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE DAY THAT IS SIX YEARS FROM THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR ORLA SHARES AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST EQUINOX, ORLA OR THE DEPOSITARY.

Delivery of this Letter of Transmittal to an address other than as set forth on the last page of this Letter of Transmittal will not constitute a valid delivery. If Orla Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Shareholder. See Instruction 2.

The undersigned hereby deposits with the Depositary the enclosed certificate(s) and/or DRS Advice(s) representing Orla Shares, details of which are as follows:

Name of Registered Shareholder	Certificate/DRS Holder ID Number	Number of Orla Shares

❑ Check here if some or all of your Orla Share certificates have been lost, stolen or destroyed. Please review Instruction 6 for the procedure to replace lost, stolen or destroyed certificates.

(Please print or type in the space above. If space is insufficient, please attach a list to this Letter of Transmittal in the above form. See Instruction 8)

It is understood that, if the Arrangement is completed, and this Letter of Transmittal has been duly completed and signed and received by the Depositary in accordance with the instructions herein, together with the certificate(s) and/or DRS Advice(s) representing the Orla Shares deposited herewith (collectively, the “Deposited Orla Shares”) and all other required documents, following the Effective Time of the Arrangement, the Depositary will deliver to the undersigned, in accordance with the issuance and delivery instructions provided in Box A and Box B below, the Consideration that the undersigned is entitled to receive under the Arrangement, or hold the Consideration for pick-up in accordance with the instructions set out in Box C below, and the certificate(s) and/or DRS Advice(s) representing the Deposited Orla Shares will forthwith be cancelled. If neither Box A nor Box B is completed, a cheque and a DRS Advice representing the Consideration issued in exchange for the Deposited Orla Shares will be issued in the name of the registered holder of the Deposited Orla Shares and it will be mailed to the address of the registered holder of the Deposited Orla Shares as it appeared on the register of Orla.

The undersigned Registered Shareholder understands and acknowledges that the terms, conditions and provisions of this Letter of Transmittal are subject to the terms, conditions and provisions of the Plan of Arrangement. To the extent there is any discrepancy between this Letter of Transmittal and the Plan of Arrangement, the terms, conditions and provisions of the Plan of Arrangement will prevail.

The undersigned Registered Shareholder represents and warrants in favour of Orla and Equinox that, as of the date hereof and as of the Effective Time: (i) the undersigned is the registered and legal owner of the Deposited Orla Shares, with good right and title to the rights represented by the Deposited Orla Shares and that such Deposited Orla Shares represent all of the Orla Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited Orla Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, assign, transfer and deliver the Deposited Orla Shares and that, when the Consideration is delivered, neither Orla or Equinox, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Orla Shares; (iv) the Deposited Orla Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Orla Shares, to any other person; (v) the transfer of the Deposited Orla Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; (vii) the delivery of the Consideration does not violate any laws applicable to the undersigned and will discharge any and all obligations of Orla, Equinox and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement; (viii) the undersigned has not filed a notice exercising Dissent Rights; and (ix) all information inserted into or accompanying this Letter of Transmittal by the undersigned is complete and accurate. These representations and warranties shall survive the completion of the Arrangement. The undersigned further acknowledges receipt of the Information Circular.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Orla Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Orla Shares.

The undersigned hereby agrees to transfer, effective at the Effective Time and pursuant to the Arrangement, all right, title and interest in and to the Deposited Orla Shares and irrevocably appoints and constitutes each officer of Equinox and Orla and any other person designated by Equinox or Orla in writing, the lawful attorney of the undersigned, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable) to deliver the Deposited Orla Shares pursuant to the Arrangement and to effect the transfer of the Deposited Orla Shares on the books of Orla to the extent and in the manner provided under the Arrangement.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Orla Shares contemplated by this Letter of Transmittal.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Orla Shares transferred in connection with the Arrangement shall be determined by Equinox in its sole discretion and that such determination shall be final and binding. Equinox reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Equinox further reserves the absolute right to waive any defects or irregularities in the deposit of any Orla Shares. The undersigned acknowledges that there is no duty or obligation upon Orla, Equinox, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Orla Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited Orla Shares shall be effected and the risk of loss to such Deposited Orla Shares shall pass only upon proper receipt thereof by the Depositary.

The undersigned acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal or legal representatives, successors and assigns of the undersigned.

The undersigned acknowledges that Equinox and/or Orla may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement, (iv) legal counsel to any of the parties to the Arrangement, and (v) as otherwise required by any applicable law.

The undersigned instructs the Depositary to mail the cheque and/ DRS Advice representing the Consideration promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such cheque and DRS Advice representing the Consideration for pick-up, in accordance with the instructions given in Box C below.

The undersigned acknowledges that if the Arrangement is completed, the delivery of Deposited Orla Shares pursuant to this Letter of Transmittal is irrevocable. If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and/or DRS Advice(s) and all other ancillary documents will be returned as soon as possible to the undersigned at the address set out below in Box A or Box B, as applicable, or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Orla.

It is understood that the undersigned will not receive the Consideration in respect of the Deposited Orla Shares until following the Effective Time and after certificate(s) and/or DRS Advice(s) representing the Deposited Orla Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will any interest accrue or be paid in respect of the Deposited Orla Shares in connection with the Arrangement.

The undersigned acknowledges that, as further detailed in the Information Circular, Orla, Equinox and the Depositary, as applicable, may deduct and withhold from any Consideration or other amounts otherwise payable or deliverable to any Orla Shareholder under the Arrangement, such amounts as Orla, Equinox or the Depositary, as applicable, is required to deduct and withhold with respect to such payment or delivery under the Tax Act, including all regulations thereunder, the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any provision of any applicable provincial, state, local, or foreign tax Law. To the extent that taxes or other amounts are so deducted or withheld, such deducted or withheld taxes or other amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made; provided that such deducted or withheld taxes or other amounts are actually remitted to the appropriate governmental entity. The undersigned acknowledges that there may be tax considerations applicable to it with respect to the Arrangement. The undersigned acknowledges that it has consulted or has had the opportunity to consult its own tax advisors with respect to the potential income tax consequences to it of the Arrangement.

The undersigned understands and acknowledges that the Consideration Shares to be received by it pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and are being issued in reliance on the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act. The issuance of the Consideration Shares shall be exempt from, or not subject to, U.S. state securities, or “blue sky” laws. Upon issuance, the Consideration Shares will be transferable without restriction under the Securities Act, except by persons who are “affiliates” (as such term is defined under Rule 144 of the Securities Act) of Equinox as of the time of such resale, or were “affiliates” of Equinox within 90 days prior to such time. Persons who may be deemed to be “affiliates” of an issuer generally include individuals or entities that, directly or indirectly, control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Consideration Shares by an affiliate (or former affiliate) may be subject, absent an exemption therefrom, to the registration requirements or other requirements or restrictions of the Securities Act, as more fully described in the Information Circular.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Consideration Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that any action taken with respect to their securities complies with applicable securities legislation, including any resale of such securities.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned shall be deemed to have required that any contract in connection with the delivery of the Orla Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat relié à l’envoi d’actions ordinaires de Orla en vertue de l’arrangement au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

This Letter of Transmittal will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

BOX A

ENTITLEMENT DELIVERY

All cash and share entitlements will be issued and mailed to your existing registration unless otherwise stated. If you would like your shares dispatched to a different address, please complete BOX B

❑ MAIL ENTITLEMENTS TO ADDRESS ON RECORD (DEFAULT)

❑ MAIL ENTITLEMENTS TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)

BOX B

MAIL ENTITLEMENT TO 3rd PARTY ADDRESS*:

❑ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

(ATTENTION NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS)

(SOCIAL INSURANCE/SECURITY NUMBER)

* THE CONSIDERATION SHARES AND CASH CONSIDERATION WILL REMAIN IN THE NAME OF THE REGISTERED SHAREHOLDER NOTWITHSTANDING THE MAILING ADDRESS ABOVE.

BOX C

SPECIAL PICK-UP INSTRUCTIONS

❑	Mark here if the cheque and DRS Advice representing the Consideration is to be held for pick-up at the office of the Depositary where the Letter of Transmittal is deposited.

BOX D

RESIDENCY DECLARATION

ALL REGISTERED SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

❑ The beneficial owner of the Orla Shares deposited herewith is a U.S. Shareholder, is acting for the account of, benefit of or on behalf of a U.S. Shareholder or has a U.S. address.

❑ The beneficial owner of the Orla Shares deposited herewith is not a U.S. Shareholder, is not acting for the account of, for the benefit of or on behalf of a U.S. Shareholder and does not have a U.S. address.

A “U.S. Shareholder” is any Registered Orla Shareholder who is either (i) providing an address in Box “A” or Box “B” that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for the United States federal income tax purposes as defined in Instruction 7 below. If you are a U.S. person or acting for the account of, for the benefit or on behalf of a U.S. person, then in order to avoid potential backup withholding, you must complete the IRS Form W-9 (enclosed) below or otherwise provide certification that you or such U.S. person is exempt from backup withholding, as discussed in Instruction 7 below. If you are a U.S. Shareholder (or are acting for the account of, for the benefit of or on behalf of a U.S. Shareholder), but you are not a U.S. person (or acting for the account, for the benefit or on behalf of a U.S. person), you must complete and provide an appropriate IRS Form W-8 to avoid potential backup withholding. A current IRS Form W-9 is included in this Letter of Transmittal; the applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-instructions.

BOX E
SECTION 85 ELECTION

AS A RESULT OF THE ARRANGEMENT, YOU MAY BE ELIGIBLE TO MAKE A SECTION 85 TAX ELECTION TO DEFER ALL OR PART OF THE CANADIAN INCOME TAX THAT MAY ARISE ON THE EXCHANGE OF YOUR ORLA SHARES FOR THE CONSIDERATION.

IF YOU DO NOT MAKE A SECTION 85 TAX ELECTION, YOU WILL BE REQUIRED TO REPORT ANY CAPITAL GAIN (OR CAPITAL LOSS) ARISING FROM THE DISPOSITION OF YOUR ORLA SHARES IN EXCHANGE FOR THE CONSIDERATION SHARES, AS DESCRIBED IN THE INFORMATION CIRCULAR. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR ASSISTANCE IN MAKING THIS DETERMINATION.

A summary of the principal Canadian federal income tax considerations for certain Orla Shareholders in respect of the Arrangement is included in the Information Circular under the heading “Certain Canadian Federal Income Tax Considerations”.

As described under the heading “Certain Canadian Federal Income Tax Considerations” in the Information Circular, an “Eligible Holder” is entitled to make a joint Section 85 Tax Election with Equinox with respect to the exchange of their Orla Shares for the Consideration. Eligible Holders should consult their own tax advisors to determine if making a Section 85 Tax Election may be desirable in their particular circumstances.

The requirements for a valid Section 85 Tax Election are complex. Meeting these requirements will be the sole responsibility of each Eligible Holder. Neither Orla, Equinox nor any successor corporation will be responsible for the validity, proper completion or timely filing of any Section 85 Tax Election, or for any taxes, interest, penalties or other consequences under the Tax Act in respect thereof. Each Eligible Holder who wishes to make a Section 85 Tax Election must indicate that they intend to make a Section 85 Tax Election and wish to receive the Tax Instruction Letter by checking the box below. Each Eligible Holder who wishes to make a Section 85 Tax Election must follow the procedures set out in the Tax Instruction Letter and must provide the necessary information in accordance with the procedures set out in the Tax Instruction Letter within 120 days following the Effective Date.

A Tax Instruction Letter will be made available to each Eligible Holder who checks the box below

☐	Check here if you intend to make a Section 85 Tax Election and want the Tax Instruction Letter to be provided to you by Equinox or its authorized representative.

Email address:

If the box above is checked and an email address is provided in the space below, a Tax Instruction Letter will be delivered via email to the email address indicated above. A copy of the Tax Instruction Letter will also be available in due course at Equinox’s website at https://www.equinoxgold.com/shareholder-events/.

By checking the box above, the undersigned:

(a)	represents and warrants that the undersigned is, and will be at the Effective Time, an Eligible Holder;

(b)	acknowledges and understands that an Eligible Holder who wishes to make a Section 85 Tax Election must provide the necessary information in accordance with the procedures set out in the Tax Instruction Letter and within 120 days after the Effective Date; and

(c)	acknowledges and understands that neither Orla, Equinox nor any successor corporation will be responsible for the proper or accurate completion of any Section 85 Tax Election form or for checking or verifying the content of any Section 85 Tax Election form and, except for Equinox’s obligation to return duly completed Section 85 Tax Election forms (where the undersigned provides the necessary information in accordance with the procedures set out in the Tax Instruction Letter within 120 days following the Effective Date) within 60 days after the receipt thereof, neither Orla, Equinox nor any successor corporation will be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Holder to properly and accurately complete or file the necessary Section 85 Tax Election forms in the form, manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).

BOX F

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD$200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

____________ X CAD$0.65 = Premium Payable $ _____________________ NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Box F will expire one year after the Effective Date. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Orla Mining Ltd., Equinox Gold Corp., Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD$0.65 per lost Orla Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

BOX G

SIGNATURE GUARANTEE

Signature guaranteed by

(if required under Instruction 3)

Authorized Signature

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)

BOX H

SIGNATURE

Dated:                                                    , 202_

Signature of Orla Shareholder or authorized representative (see Instructions 2 and 4)

Address

Name of Orla Shareholder (please print or type)

Daytime Telephone No

Name of authorized representative, if applicable (please print or type)

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART I OF THE IRS FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number or employer identification number (“TIN”) has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, I may be subject to backup withholding, if any, pursuant to the Arrangement.

Signature	Date:

INSTRUCTIONS

1. Use of Letter of Transmittal

(a)	Registered Shareholders should review the accompanying Information Circular prior to completing this Letter of Transmittal.

(b)	This Letter of Transmittal, duly completed and signed, together with any accompanying certificates and/or DRS Advice representing the Deposited Orla Shares and all other required documents must be sent or delivered to the Depositary at the address set out on the back of this Letter of Transmittal. In order to receive the Consideration, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible.

(c)	The method used to deliver this Letter of Transmittal and any accompanying certificates and/or DRS Advice representing Orla Shares and all other required documents is at the option and risk of the Registered Shareholder and delivery will be deemed effective only when such documents are actually received by the Depositary. Equinox and Orla recommend that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Beneficial Shareholders whose Orla Shares are registered in the name of a broker, investment dealer, bank, trust company, nominee or other Intermediary should contact that Intermediary for assistance in depositing those Orla Shares. Delivery to an address other than to the specified address set forth herein does not constitute delivery for this purpose.

(d)	Equinox reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(e)	If the cash payment is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal under Box H, the DRS Advice representing the Consideration Shares is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal under Box H or if the DRS Advice representing the Consideration Shares is to be mailed to someone other than the person(s) signing this Letter of Transmittal under Box H or to the person(s) signing this Letter of Transmittal under Box H at an address other than that which appears on the register of Orla, the appropriate boxes on this Letter of Transmittal should be completed (Box A and Box B) and the signatures on this Letter of Transmittal must be guaranteed (see Instruction 3).

2. Signatures

This Letter of Transmittal must be completed and signed by the Registered Shareholder under Box H or by such Registered Shareholder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the Deposited Orla Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of the corresponding certificate(s) and/or DRS Advice in respect of such Orla Shares, without any change whatsoever, and the certificate(s) and/or DRS Advice representing the Deposited Orla Shares need not be endorsed. If such deposited certificate(s) and/or DRS Advice are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal (Box H).

(b)	Subject to Instruction 4, if this Letter of Transmittal is signed on behalf of the registered holder(s) of the Deposited Orla Shares by a person other than the registered holder(s) of the Deposited Orla Shares, or if a cheque and/or DRS Advice representing the Consideration is to be issued or paid to a person other than the registered holder(s) of the Deposited Orla Shares:

(i)	any such deposited certificate(s) and/or DRS Advice in respect of the Deposited Orla Shares must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s) of the Deposited Orla Shares; and

(ii)	the signature on such endorsement or share transfer power(s) of attorney must correspond exactly to the name of the registered holder(s) of the Deposited Orla Shares as registered or as appearing on the certificate(s) and/or DRS Advice in respect of such Deposited Orla Shares and must be guaranteed as noted in paragraph 3 below of these Instructions.

(c)	If any of the Deposited Orla Shares are registered in different names on several certificates and/or DRS Advice(s), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Orla Shares.

3. Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of the Deposited Orla Shares surrendered herewith. Subject to Instruction 4, if this Letter of Transmittal is signed on behalf of a registered holder(s) of the Deposited Orla Shares by a person other than the registered holder(s) of the Deposited Orla Shares or if the Consideration is to be issued and/or paid in a name other than that of the registered holder(s) of the Deposited Orla Shares, such signature must be guaranteed by an Eligible Institution (as defined below) in accordance with the instructions given in Box G, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of Equinox, Orla or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. Payment and Delivery Instructions

If neither Box A nor Box B is completed, a cheque and DRS Advice representing the Consideration will be issued and paid in the name of the registered holder(s) of the Deposited Orla Shares and will be mailed to the address of the registered holder(s) of the Deposited Orla Shares as it appears on the register of Orla. Otherwise, the cheque and/or DRS Advice representing the Consideration will be issued and paid in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any cheque and DRS Advice representing the Consideration is to be held for pick-up at the office of the Depositary, complete Box C. Any cheque and DRS Advice representing the Consideration mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6. Lost Certificates

Option #1: If an Orla Share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, Shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing Box F above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

7. U.S. Federal Income Tax and Backup Withholding

The following does not constitute a summary of the tax consequences of the Arrangement, and Orla Shareholders should review the discussions in the Information Circular under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” and consult with their own tax advisors regarding the tax consequences of the Arrangement.

To prevent backup withholding on any payment made to a U.S. Shareholder (or any person acting on behalf of a U.S. Shareholder), each U.S. Shareholder that is a “U.S. person” as defined below which is receiving consideration in connection with the Arrangement should provide the Depositary with his, her, or its TIN on the enclosed IRS Form W-9, and to certify that such holder is not subject to backup withholding of U.S. federal income tax. If the U.S. person does not provide the correct TIN or an adequate basis for an exemption, such U.S. person may be subject to 24% backup withholding with respect to any Consideration due to such holder in connection with the Arrangement. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS, provided that the required information is timely furnished to the IRS. The Depositary cannot refund amounts withheld by reason of backup withholding. Failure to provide a correct TIN may result in additional fines. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

For purposes of this Letter of Transmittal, you are a “U.S. person” if you are (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state in the United States or the District of Columbia or otherwise treated as a domestic corporation for U.S. federal income tax purposes; (c) an estate the income of which is subject to United States federal income tax regardless of its source; (d) a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions; or (ii has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or (e) a partnership, limited liability company or other entity classified as a partnership for United States federal income tax purposes that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia.

Exempt holders (including, among others, corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN and indicate its exempt status by entering in the correct “Exempt payee code” on line 4 on the IRS Form W-9 and sign and date the form. See the General Instructions to the IRS Form W-9 for additional instructions.

If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write “Applied For” in the space provided for the TIN in the IRS Form W-9, and sign and date the IRS Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in the IRS Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary may withhold 24% with respect to any Consideration due to such holder in connection with the Arrangement until a TIN is provided to the Depositary.

Each U.S. Shareholder that is not a U.S. person should instead submit an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, certifying the U.S. Shareholder’s foreign status to avoid potential backup withholding. The applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-instructions.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE ENCLOSED IRS FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACK-UP WITHHOLDING FROM THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER PURSUANT TO THE ARRANGEMENT.

EACH HOLDER OF ORLA SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8 OR IS EXEMPT FROM BACKUP WITHHOLDING.

8. Eligible Holders

An “Eligible Holder” means a beneficial holder of Orla Shares immediately prior to the Effective Time (other than an Orla Shareholder that duly and validly exercises Dissent Rights in respect of all Orla Shares held by that Orla Shareholder and has not withdrawn or been deemed to have withdrawn such Dissent Rights) that is: (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty (other than a person who is generally exempt from tax on that person’s taxable income under Part I of the Tax Act); (b) not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty and whose Orla Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act, or (c) a partnership any member of which is described in (a) or (b).

An Orla Shareholder who is generally exempt from tax under Part I of the Tax Act includes a trust governed by a registered retirement savings plan, registered retirement income fund, registered disability savings plan, registered education savings plan, tax-free savings account, first home savings account, or a deferred profit sharing plan. Orla Shareholders should consult their own tax advisors as to whether they qualify as Eligible Holders.

9. Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates and DRS Advices for Orla Shares, additional certificate and/or DRS Advice control numbers and number of Orla Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Orla Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of Orla Shares will be accepted and no fractional Consideration Shares will be issued.

(d)	Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(e)	This Letter of Transmittal will be construed in accordance with and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(f)	The holder of the Deposited Orla Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia and the courts of appeal therefrom.

(g)	Under no circumstances will interest accrue or be paid on the Consideration.

(h)	Before completing this Letter of Transmittal, you are urged to read the accompanying Information Circular and discuss any questions with your financial, legal and/or tax advisors.

10. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and Computershare’s corporate clients, Computershare receives non-public personal information about you from transactions Computershare performs for you, forms you send to Computershare, other communications Computershare has with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. Computershare uses this to administer your account, to better serve your and Computershare’s clients’ needs and for other lawful purposes relating to Computershare’s services. Computershare may transfer personal information to other companies located outside of your province within Canada, or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where Computershare shares your personal information with other companies to provide services to you, Computershare ensures they have adequate safeguards to protect your personal information as per applicable privacy laws. Computershare also ensures the protection of rights of data subjects under the General Data Protection Regulation, where applicable. Computershare has prepared a Privacy Code to tell you more about Computershare’s information practices, how your privacy is protected and how to contact Computershare’s Chief Privacy Officer. It is available at Computershare’s website, www.computershare.com, or by writing to Computershare at 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

320 Bay Street, 14th Floor

Toronto, Ontario

M5H 4A6

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

For Enquiries Only

Toll Free: 1-800-564-6253 (within North America)

1-514-982-7555 (outside North America)

E-Mail: corporateactions@computershare.com

Schedule A

Form W-9

See attached.

Form W-9 (Rev. March 2024) Request for Taxpayer Identification Number and Certification Department of the Treasury Internal Revenue Service Go to www.irs.gov/FormW9 for instructions and the latest information. Give form to the requester. Do not send to the IRS. Before you begin. For guidance related to the purpose of Form W-9, see Purpose of Form, below. Print or type. See Specific Instructions on page 3. 1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner’s name on line 1, and enter the business/disregarded entity’s name on line 2.) 2 Business name/disregarded entity name, if different from above. 3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only one of the following seven boxes. Individual/sole proprietor C corporation S corporation Partnership Trust/estate LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) . . . . Note: Check the “LLC” box above and, in the entry space, enter the appropriate code (C, S, or P) for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate box for the tax classification of its owner. Other (see instructions) 3b If on line 3a you checked “Partnership” or “Trust/estate,” or checked “LLC” and entered “P” as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions . . . . . . . . . 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3): Exempt payee code (if any) Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code (if any) (Applies to accounts maintained outside the United States.) 5 Address (number, street, and apt. or suite no.). See instructions. 6 City, state, and ZIP code Requester’s name and address (optional) 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later. Note: If the account is in more than one name, see the instructions for line 1. See also What Name and Number To Give the Requester for guidelines on whose number to enter. Social security number – – or Employer identification number – Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. Sign Here Signature of U.S. person Date General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. What’s New Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the “LLC” box and enter its appropriate tax classification. New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they Cat. No. 10231X Form W-9 (Rev. 3-2024)

Form W-9 (Rev. 3-2024) Page 2 must obtain your correct taxpayer identification number (TIN), which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following. • Form 1099-INT (interest earned or paid). • Form 1099-DIV (dividends, including those from stocks or mutual funds). • Form 1099-MISC (various types of income, prizes, awards, or gross proceeds). • Form 1099-NEC (nonemployee compensation). • Form 1099-B (stock or mutual fund sales and certain other transactions by brokers). • Form 1099-S (proceeds from real estate transactions). • Form 1099-K (merchant card and third-party network transactions). • Form 1098 (home mortgage interest), 1098-E (student loan interest), and 1098-T (tuition). • Form 1099-C (canceled debt). • Form 1099-A (acquisition or abandonment of secured property). Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. Caution: If you don’t return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later. By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued); 2. Certify that you are not subject to backup withholding; or 3. Claim exemption from backup withholding if you are a U.S. exempt payee; and 4. Certify to your non-foreign status for purposes of withholding under chapter 3 or 4 of the Code (if applicable); and 5. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting is correct. See What Is FATCA Reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding. Payments made to foreign persons, including certain distributions, allocations of income, or transfers of sales proceeds, may be subject to withholding under chapter 3 or chapter 4 of the Code (sections 1441–1474). Under those rules, if a Form W-9 or other certification of non-foreign status has not been received, a withholding agent, transferee, or partnership (payor) generally applies presumption rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities. The following persons must provide Form W-9 to the payor for purposes of establishing its non-foreign status. • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the disregarded entity. • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the grantor trust. • In the case of a U.S. trust (other than a grantor trust), the U.S. trust and not the beneficiaries of the trust. See Pub. 515 for more information on providing a Form W-9 or a certification of non-foreign status to avoid withholding. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person (under Regulations section 1.1441-1(b)(2)(iv) or other applicable section for chapter 3 or 4 purposes), do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a qualified foreign pension fund under Regulations section 1.897(l)-1(d), or a partnership that is wholly owned by qualified foreign pension funds, that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other certification of non-foreign status). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a saving clause. Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if their stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include, but are not limited to, interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third-party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester; 2. You do not certify your TIN when required (see the instructions for Part II for details); 3. The IRS tells the requester that you furnished an incorrect TIN; 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only); or 5. You do not certify to the requester that you are not subject to backup withholding, as described in item 4 under “By signing the filled-out form” above (for reportable interest and dividend accounts opened after 1983 only).

Form W-9 (Rev. 3-2024) Page 3 Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier. What Is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all U.S. account holders that are specified U.S. persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. • Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note for ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040 you filed with your application. • Sole proprietor. Enter your individual name as shown on your Form 1040 on line 1. Enter your business, trade, or “doing business as” (DBA) name on line 2. • Partnership, C corporation, S corporation, or LLC, other than a disregarded entity. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2. • Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, trade, or DBA name on line 2. • Disregarded entity. In general, a business entity that has a single owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations section 301.7701-2(c)(2). A disregarded entity should check the appropriate box for the tax classification of its owner. Enter the owner’s name on line 1. The name of the owner entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, enter it on line 2. Line 3a Check the appropriate box on line 3a for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3a. IF the entity/individual on line 1 is a(n) . . . THEN check the box for . . . • Corporation Corporation. • Individual or • Sole proprietorship Individual/sole proprietor. • LLC classified as a partnership for U.S. federal tax purposes or • LLC that has filed Form 8832 or 2553 electing to be taxed as a corporation Limited liability company and enter the appropriate tax classification: P = Partnership, C = C corporation, or S = S corporation. • Partnership Partnership. • Trust/estate Trust/estate. Line 3b Check this box if you are a partnership (including an LLC classified as a partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any partner, owner, or beneficiary that has checked the box on line 3b. Note: A partnership that provides a Form W-9 and checks box 3b may be required to complete Schedules K-2 and K-3 (Form 1065). For more information, see the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). If you are required to complete line 3b but fail to do so, you may not receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or beneficiaries. See, for example, sections 6698, 6722, and 6724 for penalties that may apply. Line 4 Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third-party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space on line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

Form W-9 (Rev. 3-2024) Page 4 2—The United States or any of its agencies or instrumentalities. 3—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities. 5—A corporation. 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or territory. 7—A futures commission merchant registered with the Commodity Futures Trading Commission. 8—A real estate investment trust. 9—An entity registered at all times during the tax year under the Investment Company Act of 1940. 10—A common trust fund operated by a bank under section 584(a). 11—A financial institution as defined under section 581. 12—A middleman known in the investment community as a nominee or custodian. 13—A trust exempt from tax under section 664 or described in section 4947. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for . . . THEN the payment is exempt for . . . • Interest and dividend payments All exempt payees except for 7. • Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. • Barter exchange transactions and patronage dividends Exempt payees 1 through 4. • Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 5.2 • Payments made in settlement of payment card or third-party network transactions Exempt payees 1 through 4. 1See Form 1099-MISC, Miscellaneous Information, and its instructions. 2However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) entered on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37). B—The United States or any of its agencies or instrumentalities. C—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i). E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i). F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state. G—A real estate investment trust. H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940. I—A common trust fund as defined in section 584(a). J—A bank as defined in section 581. K—A broker. L—A trust exempt from tax under section 664 or described in section 4947(a)(1). M—A tax-exempt trust under a section 403(b) plan or section 457(g) plan. Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, enter “NEW” at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have, and are not eligible to get, an SSN, your TIN is your IRS ITIN. Enter it in the entry space for the Social security number. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/EIN. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or Form SS-4 mailed to you within 15 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and enter “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier, for when you may instead be subject to withholding under chapter 3 or 4 of the Code. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 3-2024) Page 5 Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third-party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint account) other than an account maintained by an FFI The actual owner of the account or, if combined funds, the first individual on the account1 3. Two or more U.S. persons (joint account maintained by an FFI) Each holder of the account 4. Custodial account of a minor (Uniform Gift to Minors Act) The minor2 5. a. The usual revocable savings trust (grantor is also trustee) The grantor-trustee1 b. So-called trust account that is not a legal or valid trust under state law The actual owner1 6. Sole proprietorship or disregarded entity owned by an individual The owner3 7. Grantor trust filing under Optional Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))** The grantor* For this type of account: Give name and EIN of: 8. Disregarded entity not owned by an individual The owner 9. A valid trust, estate, or pension trust Legal entity4 10. Corporation or LLC electing corporate status on Form 8832 or Form 2553 The corporation 11. Association, club, religious, charitable, educational, or other tax-exempt organization The organization 12. Partnership or multi-member LLC The partnership 13. A broker or registered nominee The broker or nominee 14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments The public entity 15. Grantor trust filing Form 1041 or under the Optional Filing Method 2, requiring Form 1099 (see Regulations section 1.671-4(b)(2)(i)(B))** The trust 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2Circle the minor’s name and furnish the minor’s SSN. 3You must show your individual name on line 1, and enter your business or DBA name, if any, on line 2. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) *Note: The grantor must also provide a Form W-9 to the trustee of the trust. **For more information on optional filing methods for grantor trusts, see the Instructions for Form 1041. Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records From Identity Theft Identity theft occurs when someone uses your personal information, such as your name, SSN, or other identifying information, without your permission to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax return preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity, or a questionable credit report, contact the IRS Identity Theft Hotline at 800-908-4490 or submit Form 14039. For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Form W-9 (Rev. 3-2024) Page 6 Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 877-777-4778 or TTY/TDD 800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027. Go to www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and territories for use in administering their laws. The information may also be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payors must generally withhold a percentage of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to the payor. Certain penalties may also apply for providing false or fraudulent information.